

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Andrew Bialecki
Chief Executive Officer
Klaviyo, Inc.
125 Summer Street
6th Floor
Boston MA, 02110

Re: Klaviyo, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.12, 10.13
Filed August 25, 2023
File No. 333-274211

Dear Andrew Bialecki:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance